UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 26, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 26, 2015 announcing the acquisition of the shares of SCM Holdings Limited in Eurosia that owns 100% of Astelit in Ukraine.

Istanbul, June 26, 2015

Acquisition of the Shares of SCM Holdings Limited in Euroasia that Owns 100% of Astelit in Ukraine

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Based on the decision of our Board of Directors, the Share Purchase Agreement (“SPA”) has been signed to acquire SCM Holdings Limited’s (“SCM”) 44.96% stake in our subsidiary Euroasia Telecommunications Holding BV (“Euroasia”) based in Netherlands, in which we currently hold 55.04% stake. Euroasia owns 100% of LLC Astelit (“Astelit”) operating under the brand “life:)” in the Ukrainian mobile market.

In accordance with the independent valuation study, SCM’s 44.96% stake will be acquired for US$ 100 million on the conditions summarized below. The total consideration amount will be paid on the closing date. Such conditions as per the SPA are as follows:

•	Payment of US$ 100,000,000 as the consideration amount of the acquisition of SCM Shares;
•	Payment of Astelit’s debts obtained through and with guarantee of SCM Group, termination of all guarantee agreements to which SCM Group is party; and release of SCM Group in this regard.

Turkcell CEO Kaan Terzioğlu stated, “As Turkcell, we had declared that we would be evaluating both organic and inorganic growth opportunities to strengthen our position in the countries where we operate. In this context, we have taken the first major step in Ukraine. We believe that Ukraine will be a success story for Turkcell’s international operations and a pilot country as we transfer our experience to the region. Our belief is supported as life:), making the highest investment in 3G tender held in Ukraine, started providing 3G services to 2.3 million  customers in a very short period of time following the launch on June 4th. With this acquisition, we pave the way towards boosting this momentum and increasing life:)’s contribution to Turkcell Group as a stronger player in the market.”

Date of the Board of Directors’ decision regarding the acquisition	:	25.06.2015
Name of the acquired financial asset	:	Euroasia Telecommunications Holding BV (“Euroasia”)
Field of activity of the acquired financial asset	:	Invests in telecommunication and high technology, operates these assets and owns shares in LLC Astelit (“Astelit”) that provides such services in Ukraine
Capital of the acquired financial asset	:	US$ 480,000 (EUR 333,229 )
The acquisition method for financial asset	:	Acquisition
Date of the completion of the transaction	:	Completion will be within 30 calendar days following the signing date of the Share Purchase Agreement.

1

Terms of acquisition as per the Share Purchase Agreement are listed below:

		a)	Payment of US$ 100,000,000 as the consideration amount of the acquisition of SCM Shares;
Conditions of the acquisition	:	b)	Payment of Astelit’s debts obtained through and with guarantee of SCM Group, termination of all guarantee agreements to which SCM Group is party; and release of SCM Group in this regard.

As per the Share Purchase Agreement; the purchase price of US$ 100,000,000 will be paid in full on the closing day.

Nominal value of acquired shares	:	US$ 215,784 (EUR 149,804)
Purchase price per share	:	US$66.75
Total amount	:	US$ 100,000,000
The ratio of acquired shares to financial asset (%)	:	44.96%
Shareholding in the financial asset after acquisition (%)	:	100%
The ratio of acquired voting rights to the total voting rights of financial asset (%)	:	100%
The ratio of the acquired financial asset to the total assets in the last disclosed consolidated financial statements (%)	:	1.1%
The impact on the operations of the Parent Company	:
With this acquisition, our Company aims to manage its operations in the growing Ukrainian telecommunication market more effectively, to have greater flexibility in making investment decisions and to increase Astelit’s contribution to Turkcell Group through becoming a stronger market player in the long term.

Any obligation of a tender offer	:	No
In case of a tender offer, any application of an exemption	:	No
Seller company	:	SCM Holdings Limited (“SCM”)
Nature of relationship with the seller company	:	Other shareholder of Euroasia. SCM is not a related party.
The valuation method of the financial asset	:	Discounted cash flow method
Is there any valuation report?	:	Yes
If there is not any valuation report, why?	:	-
The amount indicated in the valuation report	:	US$ 49 million -101 million
If the transaction is not undertaken in accordance with the results in the valuation report, why?	:	Deal is undertaken in accordance with the results of the valuation report.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 26, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: June 26, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director